SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sohu.com Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

83408W103

(CUSIP Number)

Jing Zhang

Level 5, Oriental Plaza

1 East Chang An Avenue

Beijing 100738

China

Tel: 86-135-2080-7189

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2005; August 8, 2005; August 4, 2006, May 9, 2007; May 10, 2007 and May 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO. 83408W103	13D	PAGE 2 OF 6 PAGES

1.	NAME OF REPORTING PERSON Photon Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,037,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,037,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,037,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 83408W103	13D	PAGE 3 OF 6 PAGES

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Photon Group Limited, a British Virgin Islands corporation (“Photon”), with the Securities and Exchange Commission on June 16, 2004. The original Schedule 13D of Photon is hereinafter referred to as the “Initial Statement.”

Item 1.	Security and Issuer.

Item 1 of the Initial Statement is amended and restated to read in its entirety as follows:

The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the “Common Stock”), of Sohu.com Inc. (the “Issuer”), a Delaware corporation. The principal executive offices of the Issuer are located at Level 12, Sohu.com Internet Plaza, No. 1 Unit, Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.

Item 2.	Identity and Background.

The second paragraph of Item 2 of the Initial Statement is amended and restated to read in its entirety as follows:

As disclosed in the Initial Statement, Photon was a party to the Sohu.com Inc. Second Amended and Restated Stockholders’ Voting Agreement dated October 18, 1999. The agreement has terminated pursuant to its terms and, as a result, Photon no longer shares voting power with other parties to the agreement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is supplemented as follows:

On August 4, 2005, Photon purchased on the open market (i) 25,000 shares of Common Stock at a purchase price of $18.54 per share and (ii) 25,000 shares of Common Stock at a purchase price of $18.50 per share. Photon funded the purchase from its working capital.

On August 8, 2005, Photon purchased on the open market (i) 20,000 shares of Common Stock at a purchase price of $19.5317 per share, (ii) 40,000 shares of Common Stock at a purchase price of $18.9686 per share and (iii) 40,000 shares of Common Stock at a purchase price of $19.1738 per share. Photon funded the purchase from its working capital.

Dr. Charles Zhang pledged 1,200,000 shares to Credit Suisse First Boston pursuant to a variable pre-paid forward contract dated August 4, 2003 (the “2003 Contract”). On August 4, 2006, Dr. Zhang assigned the 2003 Contract to Photon. All of such shares were transferred to Credit Suisse, as successor to Credit Suisse First Boston, on August 4, 2006 in settlement of the 2003 Contract.

On May 9, 2007, Photon purchased on the open market 80,000 shares of Common Stock at a purchase price of $24.7560 per share. On May 10, 2007, Photon purchased on the open market 40,000 shares of Common Stock at a purchase price of $24.6347 per share. Photon funded the purchases from its working capital.

CUSIP NO. 83408W103	13D	PAGE 4 OF 6 PAGES

On May 7, 2008, Photon pledged 1,300,000 shares of Common Stock to Credit Suisse pursuant to a variable pre-paid forward contract (the “2008 Contract”) maturing May 9, 2011 under which Photon received consideration of $75.8585 per share. Depending on the average market price of the Common Stock for the ten days preceding May 9, 2011, Photon may receive additional consideration under the 2008 Contract and some or all of such shares may be transferred to Credit Suisse in settlement of the contract. Before any of such shares are transferred to Credit Suisse in settlement of the 2008 Contract, all of such shares may be deemed to be beneficially owned by Photon.

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Photon purchased on the open market on August 4, 2005, August 8, 2005, May 9, 2007 and May 10, 2007, respectively, an aggregate of 270,000 shares of Common Stock for investment purposes.

Except as described in Item 3 with respect to the 2008 Contract, Photon has no plans or proposals with respect to the Common Stock. However, it should be noted that the possible activities of Photon are subject to change at any time and from time to time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Photon beneficially owns or may be deemed to beneficially own 8,037,000 shares of Common Stock1.

Percent of Class:                                21.3%

The foregoing percentage is calculated based on 37,766,593 shares of Common Stock outstanding as of January 31, 2010 as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and filed with the SEC on February 26, 2010.

(b)	Number of shares as to which Photon has:

(i)	sole power to vote or to direct the vote: 8,037,000 Shares

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of 8,037,000 Shares:

(iv)	shared power to dispose or to direct the disposition of: None

[1]	Includes 1,300,000 shares of Common Stock pledged to Credit Suisse pursuant to the 2008 Contract.

CUSIP NO. 83408W103	13D	PAGE 5 OF 6 PAGES

(c)	The following transactions have been effected during the past 60 days:

None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

On May 7, 2008, Photon entered into the 2008 Contract with Credit Suisse. See Item 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 to the Initial Statement is hereby deleted in its entirety and Item 7 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

None.

CUSIP NO. 83408W103	13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2010

PHOTON GROUP LIMITED

By:	/S/ JING ZHANG
Name:	Jing Zhang
Title:	Director